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January 11, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Patrick Gilmore

Re:	Allot Communications Ltd. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed May 7, 2009 File No. 001-33129

Dear Mr. Gilmore:

On behalf of our client, Allot Communications Ltd., an Israeli company (the “Company”), please find set forth below for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the Staff’s comment letter dated January 6, 2010 (the “Comment Letter”) with respect to the above-referenced filing of the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response.  The information included herein has been provided to us by management of the Company.

1.	As previously requested, provide a statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission January 11, 2010

Response:

The Company has provided the required statement concurrently herewith.

2.
Please refer to prior comment 5.  We not that you requested confidential treatment pursuant to Rule 83 of the Freedom of Information Act for information contained in the separately provided letter referenced in your response.  Please note that Rule 83 sets forth the procedures for a registrant to request confidential treatment for information contained in a response letter or for supplemental information provided to us.  If you seek to rely upon this rule, the response letter submitted electronically must, on each page where you omit information from the electronic version of the letter, designate or mark the place where you omit material and tie the omission to a legend that indicates material has been omitted and provide any other required information.  Note that the rule also requires you to clearly mark each page with the words “Confidential Treatment Requested by [name]” and an identifying number and code, such as a Bates-stamped number.  Further, in your written request for confidential treatment, you must refer to the record by the identifying number and code.  If you wish to rely on this rule, please re-file your correspondence on EDGAR accordingly and resubmit a confidential treatment request that conform to the rule.

Response:

The Company has resubmitted its initial response letter and request for confidential treatment in response to this comment.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Mr. Rami Hadar Mr. Doron Arazi